ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

March 31, 2006

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

FJA

Re: ~~FJH~~ AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of March 29, 2006 enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosures

4/11

DOCSNY1:863595.22
13024-2 JG9/JG9

FJH FILE NO. 82-5077

Ad-hoc announcement

FJH acquires PYLON AG

Munich, 29 March 2006 – The Executive Board of the Prime Standard-listed consulting and software house FJH AG (ISIN DE0005130108) has successfully completed the negotiations to purchase PYLON AG. With effect from 1 April 2006, the consultancy and software house in Munich is acquiring all shares in the Hamburg-based process and IT consulting firm for the insurance and pensions sector; the purchase price is in the middle single-digit million Euro range. A corresponding agreement has been signed today and approved by the two companies' supervisory boards. As well as further enhancing FJH's position as a leading consulting and software company for insurers and for the German pensions market in particular, this acquisition will help secure additional market shares.

PYLON was formed in 1986 and became a public limited company in 2001; over a period of more than 20 years it has established itself as a first-class consulting house for leading national and international insurance companies and suppliers of pension solutions. Headquartered in Hamburg, the company employs around 90 staff and generated turnover of approximately 13 million Euro in the last fiscal year.

The products and solutions offered by PYLON and FJH complement each other in many ways, and the acquisition enables FJH to extend its value-added chain and more particularly to expand its consultancy portfolio for life insurers and pension providers. The acquisition will also generate synergistic effects for sales and customer canvassing as both companies currently operate in the same market but with very different customer bases. Holger Follman, Chairman of the Executive Board of PYLON AG, will join FJH AG's Executive Board as Sales Director with effect from 1 May 2006. Within FJH, this role has until now been performed by Ulrich Korff in tandem with his duties as Chairman of the Executive Board.

The acquisition of PYLON AG will have a positive effect on FJH AG's business in 2006. Before the acquisition, FJH had set a target turnover of around 56 million Euro and a target operating result (EBIT) of around 3 million Euro for 2006. The Executive Board will announce details of its current planning at the financial statements press conference on 30 March.

FJH AG
Eva Hesse
Elsenheimerstraße 65
80687 München

Tel.: +49 (0) 89 769 01 274
Fax: +49 (0) 89 769 01 606
E-mail: eva.hesse@fjh.com
Internet: www.fjh.com